                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1995


                     Commission File Number 1-812



                         CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

           FINANCIAL STATEMENTS OF THE CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To United Technologies Corporation
  and Participants of the Carrier Corporation
  Represented Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Carrier Corporation Represented Employee Savings Plan at December 31, 1995 and November 30, 1995, and the changes in net assets available for benefits for the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
May 24, 1996

                   CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

            Statement of Net Assets Available for Benefits With Fund Information

                                     December 31, 1995

                         (Thousands of Dollars, except unit value)

                                                                           UTC                                   Funds
                                            Income Fund  Equity Fund   Stock Fund  Global Fund   Loan  Fund    Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at cost
   plus accrued interest                    $   31,777   $        -   $        -   $        -   $        -   $   31,777
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                   -            -            -           44            -           44
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                            -        8,454            -           56            -        8,510
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                  -            -            -           52            -           52
  United Technologies Corporation Common
   Stock, at market                                  -            -        1,929            -            -        1,929
  Participant loans, at cost                         -            -            -            -          267          267
  Temporary investments, at cost plus
   accrued interest                                  1            -           47            -            -           48
      Total Investments                         31,778        8,454        1,976          152          267       42,627

 Contributions and fund transfers
  receivable                                         -           74           36           19            3          132
      Total Assets                              31,778        8,528        2,012          171          270       42,759

Less - Liabilities:
 Contributions and fund transfers
  payable                                          321           14            -            -            -          335
 Loans Payable, net                                  7            -           (1)           -           (8)          (2)
 Accrued investment purchases                        -            -            -            2            -            2
      Total Liabilities                            328           14           (1)           2           (8)         335

Net Assets Available for Benefits           $   31,450   $    8,514   $    2,013   $      169   $      278   $   42,424

Units of participation                       5,924,141      665,730      264,094       90,592      278,000

Unit value                                  $     5.31   $    12.79   $     7.62   $     1.86   $     1.00



                      (See accompanying Notes to Financial Statements)

                   CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

            Statement of Net Assets Available for Benefits With Fund Information

                                     November 30, 1995

                         (Thousands of Dollars, except unit value)

                                                                           UTC                                   Funds
                                            Income Fund  Equity Fund   Stock Fund  Global Fund   Loan  Fund    Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at cost
   plus accrued interest                    $   31,862   $        -   $        -   $        -   $        -   $   31,862
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                   -            -            -           29            -           29
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                            -        7,783            -           35            -        7,818
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                  -            -            -           33            -           33
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($10)                                   -            -        1,847            -            -        1,847
  Participant loans, at cost                         -            -            -            -          261          261
  Temporary investments, at cost plus
   accrued interest                                  1            -           26            -            -           27
      Total Investments                         31,863        7,783        1,873           97          261       41,877

 Contributions and fund transfers
  receivable                                         -          444           51           46            1          542
      Total Assets                              31,863        8,227        1,924          143          262       42,419

Less - Liabilities:
 Contributions and fund transfers
  payable                                          854           41            9            -            -          904
 Loans Payable, net                                  5            -            -            -           (5)           -
      Total Liabilities                            859           41            9            -           (5)         904

Net Assets Available for Benefits           $   31,004   $    8,186   $    1,915   $      143   $      267   $   41,515

Units of participation                       5,875,220      651,583      254,165       78,717      267,000

Unit value                                  $     5.28   $    12.56   $     7.54   $     1.82   $     1.00


                      (See accompanying Notes to Financial Statements)

                   CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

      Statement of Changes in Net Assets Available for Benefits With Fund Information

                               Period Ended December 31, 1995

                                   (Thousands of Dollars)

                                                                           UTC                                   Funds
                                            Income Fund  Equity Fund   Stock Fund  Global Fund   Loan Fund     Combined

Contributions:
 Participants                               $      353   $      105   $       32   $        4   $        -   $      494
 Employer                                          125           35           10            2            -          172
      Total Contributions                          478          140           42            6            -          666

Investment Income:
 Interest                                          185            -            -            -            2          187
 Dividends                                           -            -            -            -            -            -
      Total Investment Income                      185            -            -            -            2          187


Repayments on loans                                  5            2            1            -           (8)           -

Unrealized appreciation of investments               -          146           22            3            -          171

Deduct:
 Cash distributions to participants                 84           28            3            -            -          115
 Loans to participants                              15            2            -            -          (17)           -
      Total  Deductions                             99           30            3            -          (17)         115

Inter-fund and inter-plan transfers               (123)          70           36           17            -            -

Net Increase in Net Assets Available
 for Benefits                                      446          328           98           26           11          909

Net Assets Available for Benefits
 November 30, 1995                              31,004        8,186        1,915          143          267       41,515

Net Assets Available for Benefits
 December 31, 1995                          $   31,450   $    8,514   $    2,013   $      169   $      278   $   42,424


                      (See accompanying Notes to Financial Statements)

        CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The Carrier Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by Carrier Corporation (Carrier), a subsidiary of United Technologies Corporation (UTC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Union represented employees of Carrier are eligible to participate in the Plan if the employees have completed at least one year of service and their employment is covered by a collective bargaining agreement that provides that such employees may participate in the Plan. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from UTC.

Effective December 1, 1995, the Plan year end was changed to the twelve month period ending December 31. The short period beginning December 1, 1995 and ending December 31, 1995 is covered by this report.

Participants may elect, through payroll deductions, to make after-tax contributions of between $2 per week and a maximum amount as permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make tax-deferred contributions. Participant contributions are fully vested at all times under the Plan. The employer will make contributions with respect to each participant generally equal in amount to 50 percent of the participant's contributions, up to specified limits. Generally, employer contributions become fully vested after two years of Plan participation.

All participant contributions are credited to a participant account maintained by UTC. Contributions are invested, pursuant to each participant's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund and the Global Fund, where permitted. Participants may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage among the funds. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage.

The Income Fund is invested in contracts issued by five insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rate set for the 1995 calendar year was
7.25 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by Bankers Trust Company (BT), the Trustee, which is invested primarily in similar types of equity securities. During 1995, the Equity Fund was invested principally in the BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by the Equity Fund are reinvested and increase market value.

The UTC Stock Fund consists principally of 20,335 and 19,593 shares of UTC Common Stock at December 31 and November 30, 1995, respectively.

The Global Fund is invested in almost equal proportion in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Certain participants with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances. Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Changes in Net Assets Available for Benefits With Fund Information.

Participants who transfer to a new location of UTC which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds. Transfer of balances to the new savings plan will be governed by the terms of the collective bargaining agreements.

The number of participants in the Plan at year end was as follows:

                                      December 31,    November 30,
                                          1995            1995
Income Fund                              4,199           4,197
Equity Fund                              1,708           1,696
UTC Stock Fund                             599             587
Global Fund                                 67              59

The participants above may have investments in more than one of the investment funds.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

UTC has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions to participants reduce the number of participation units held by the plans.

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable out of the funds held under the Plan, unless the employer elects to pay such expenses. The expenses for the 1995 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by UTC to satisfy the qualification and exemption requirements of
Section 401(a) and 501(a) of the Internal Revenue Code. UTC has received a favorable determination letter (dated November 4, 1986) from the Internal Revenue Service (IRS) indicating that the Plan qualifies under Sections 401(a) and 501(a) of the Code. UTC has applied for a new determination letter from the IRS indicating that the Plan, as amended since the date of the most recent IRS determination letter, continues to be exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by UTC, participants (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                           December 31,   November 30,
                                                     1995           1995
CIGNA                                           $  1,566,944   $  1,576,306
Aetna                                                494,944        503,447
Travelers                                            432,342        437,101
Prudential                                           219,677        223,870
Metropolitan Life                                    587,847        578,573
                                                $  3,301,754   $  3,319,297

Amount of the contracts allocable to the Plan   $     31,777   $     31,862

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. There were no gains recognized by the Master Trust funds for the one month period ended December 31, 1995.

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

(Thousands of Dollars)     December 31, 1995       November 30, 1995
                         Dollars        Units    Dollars        Units
Income Fund            $     330       62,217  $     257       48,622
Equity Fund                   72        5,627         56        4,467
UTC Stock Fund                 8        1,052          4          525
Global Fund                    1          296          -            -

These amounts are reflected as liabilities in the Plan's Form 5500.


NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          CARRIER CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated:  June 7, 1996      By: /s/ Daniel P. O'Connell
                              Daniel P. O'Connell
                              Corporate Director, Employee Benefits and Human Resources Systems
                              United Technologies Corporation